The Wimble Company

c/o The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

(513) 983-1100

February 21, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
Sirimal R. Mukerjee
Laura Nicholson
Melissa Duru

	Re:	The Wimble Company
Withdrawal of Registration Statement on Form S-4 and Form S-1
(Registration No. 333-175029)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, The Wimble Company, a Delaware corporation (the “Company”), respectfully requests that the Company’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-175029), together with all amendments and exhibits thereto (the “Registration Statement”), be withdrawn and that the United States Securities and Exchange Commission (the “Commission”) consent to this request on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that the Registration Statement be withdrawn because effective February 14, 2012, the Company, The Procter & Gamble Company and Diamond Foods, Inc. terminated the Transaction Agreement, dated as of April 5, 2011 (the “Transaction Agreement”), and the Separation Agreement, dated as of April 5, 2011 (the “Separation Agreement” and, together with the Transaction Agreement, the “Agreements”) and, accordingly, the Company will not be registering any securities in connection with the transactions contemplated by the Agreements. The Company confirms that the Registration Statement was not declared effective by the Commission and that no securities were sold in connection with the offering described in the Registration Statement.

Thank you for your attention to this request for withdrawal. If you have any questions regarding this request, please contact Timothy J. Melton of Jones Day, counsel to the Company, at (312) 269-4154.

Very truly yours,

THE WIMBLE COMPANY

By:	/s/ Jason P. Muncy
Name:	Jason P. Muncy
Title:	Secretary